BP 3/11

[redacted]

12012499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 67836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Petsky (212)842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman, LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place	Greak Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/3

OATH OR AFFIRMATION

I, Michael Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to or affirmed before me on 2/23/12 by Michael Petsky.

State of New York
County of New York

Notary Public

Signature

Michael Petsky, CCO

Title

LE XING LEE
Notary Public - State of New York
NO. 01LE6235889
Qualified in Queens County
My Commission Expires 2/14/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETSKY PRUNIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2011

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
December 31, 2011

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
Petsky Prunier Securities, LLC

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC (the Company) as of December 31, 2011 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 16, 2012
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2011

Assets

Assets:	
Cash and cash equivalents	$ 336,581
Prepaid expenses	69,417
	$ 405,998

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 45,957
Commitments and contingencies (Note 2 and 3)	
Members' Equity	360,041
	$ 405,998

See independent accountants' report and notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues	$ 13,571,841
Direct expenses	
Office services (Note 2)	10,563,681
Management fees (Note 2)	600,000
Other operating expenses	191,577
	11,355,258
Income from operations	2,216,583
Local income taxes	
Current	94,000
Deferred	(10,700)
	83,300
Net income	$ 2,133,283

See independent accountants' report and notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Opening balance, January 1, 2011	$ 682,565
Contributions	50,000
Distributions	(2,505,807)
Net income	2,133,283
Balance, December 31, 2011	$ 360,041

See independent accountants' report and notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows From Operating Activities:	
Net Income	2,133,283
Changes in assets and liabilities:	
Decrease in prepaid expenses	258,777
Increase in accounts payable	21,032
Net Cash Provided by Operating Activities	2,413,092
Cash Flows from Financing Activities:	
Members' distributions	(2,505,807)
Members' contributions	50,000
Net Cash Used by Financing Activities	(2,455,807)
Net Decrease in Cash	(42,715)
Cash, beginning of year	379,296
Cash, end of year	$ 336,581

See independent accountants' report and notes to financial statements.

PETSKY PRUNIER SECURITIES, LLC
Notes to Financial Statements
December 31, 2011

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2011.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members. The Company is subject to local New York City income taxes.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Income Taxes (continued)

The deferred income tax asset of $1,200 which is included in prepaid expenses, consists of prepaid expenses to an affiliated entity which are deductible when paid, not when the expense is incurred, and of future amortization of organization costs.

In accordance with ASC 740, *Income Taxes,* the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations by taxing authorities for the previous three years and there are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 16, 2012 for these financial statements.

Note 2 - Related Party Transactions

Effective August 1, 2008, the Company entered into an office and administrative services agreement (the Agreement) with a related party. In accordance with the Agreement, payments for management fees, as defined, were $600,000 and office services fees, based upon a percentage of monthly income, were $10,563,681. In addition, there was a payment of $59,129 which has been recorded as prepaid expenses.

The Company and a related party have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2011, the Company had net capital of $290,624, which was $285,624 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .16 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
Petsky Prunier Securities, LLC

We have audited the accompanying financial statements of Petsky Prunier Securities, LLC for the year ended December 31, 2011 and have issued our report thereon dated February 16, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 16, 2012
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commissions
December 31, 2011

Schedule I

Net Capital:	
Total members' equiity per statement of financial condition	$ 360,041
Deductions - nonallowable assets:	
Other assets	69,417
Total Net Capital (Note 3)	$ 290,624
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 45,957
Total Aggregate Indebtedness	$ 45,957
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of 45,957)	$ 3,064
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital (Note 3)	$ 285,624
Ratio of aggregate indebtedness to net capital (Note 3)	.16 to 1

PETSKY PRUNIER SECURITIES, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2011

Schedule II

Net Capital, as reported in the Company's December 31, 2011 FOCUS Report	$ 290,624
Net Capital per this report (Schedule I)	$ 290,624

PETSKY PRUNIER SECURITIES, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2011

Schedule II

Net Capital, as reported in the Company's December 31, 2011 FOCUS Report	$ 290,624
Net Capital per this report (Schedule I)	$ 290,624

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5

Members and Directors
Petsky Prunier Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Petsky Prunier Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing the assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 16, 2012
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(e)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2011

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Accountants' Report

Members and Directors of Petsky Prunier Securities, LLC
60 Broad Street
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Petsky Prunier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Petsky Prunier Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC – 7). Petsky Prunier Securities, LLC's management is responsible for the Petsky Prunier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 16, 2012
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Schedule of Assessment and Payments
Assessment Reconciliation (Form SIPC-7)
To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2011

Assessment $33,932

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 14, 2011	$ 23,449
To be paid	10,483
	$ 33,932

Unaudited – See accompanying agreed upon procedures.

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067836 FINRA DEC
Petsky Prunier Securities LLC
60 Broad ST 38th FL
New Yrok NY 10004-2306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dan LeGaye 281-367-2454

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 33,931.85
B.	Less payment made with SIPC-6 filed (exclude interest) 07/14/2011 Date Paid	(23,449.33)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 10,482.52
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 10,482.52	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petsky Prunier Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,572,739

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 13,572,739

2e. General Assessment @ .0025 $ 33,931.85

(to page 1 but not less than $150 minimum)